ELICIO THERAPEUTICS, INC. 451 D Street, 5th Floor Boston, MA 02210 November 18, 2024 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Tim Buchmiller Re: Elicio Therapeutics, Inc. Registration Statement on Form S-3 Filed November 13, 2024 File No. 333-283199 (the “Registration Statement”) Acceleration Request Ladies and Gentlemen: In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Elicio Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above- referenced Registration Statement to Wednesday, November 20, 2024, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable. The cooperation of the staff in meeting the timetable described above is very much appreciated. Please contact Daniel A. Bagliebter of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any questions regarding this request. Very truly yours, ELICIO THERAPEUTICS, INC. /s/ Robert Connelly Robert Connelly Chief Executive Officer cc: Elicio Therapeutics, Inc. Megan Filoon